Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

February 1, 2012

NYSE Euronext Press Release (February 1, 2012):

NYSE EURONEXT STATEMENT ON EU DECISION TO PROHIBIT MERGER

ANNOUNCES RESUMPTION OF $550 MILLION STOCK REPURCHASE PROGRAM FOLLOWING TERMINATION OF MERGER AGREEMENT

NEW YORK, NY – February 1, 2012 – NYSE Euronext announced today that in light of the decision by the European Commission to prohibit its proposed combination with Deutsche Boerse, the companies are in discussions to terminate their merger agreement.

NYSE Euronext said it would focus on the successful standalone strategy that has delivered strong growth and diversification of its core businesses and that it would leverage its financial strength to return capital to shareholders.  In that regard, NYSE Euronext announced its intent to resume a $550 million share repurchase program following the termination of the merger agreement and after the release of its fourth quarter and 2011 year-end results on February 10, 2012.

Jan-Michiel Hessels, NYSE Euronext Chairman said, “Our merger would have created a high standard for transparency, stability and efficiency in the global capital markets, and we proposed significant and tangible remedies designed to address the European Commission’s concerns with the transaction.  But as we made clear throughout this process, we would not agree to any concessions that would compromise or undermine the industrial and economic logic of the proposed combination.

“While we are disappointed and strongly disagree with the EU decision, which is based on a fundamentally different understanding of the derivatives market, it is now time to move on and return our sole focus to executing our compelling existing strategy – a strategy we have continued to implement without missing a beat over the last year.

“The strong underlying fundamentals of our core business, the strength and depth of our management team, and our diversified global footprint give us unique competitive advantages to exploit in the rapidly evolving global landscape as we continue to grow our successful franchises and return capital to shareholders.”

Duncan Niederauer, NYSE Euronext Chief Executive Officer said: “I’m extremely proud of the efforts of the entire NYSE Euronext team over the last year.  While effectively advancing our proposed merger on to the final step, we continued to execute our strategy and deliver the commitments we made to our shareholders.

“While we viewed the merger as a way to accelerate our plans, our existing business model was always central to our strategy. Our business had a strong year, giving us the opportunity to return more capital to our shareholders, as evidenced by today’s buy-back announcement.

“We will also take advantage of our financial strength to capture opportunities for growth in derivatives, and through our new initiatives including technology services, NYSE Liffe US/NYPC and post-trade services.  And, as always, we will continue the success we have had in optimizing the business through continued cost discipline and operational efficiency.

“In the weeks and months ahead, I look forward to sharing with our investors, employees, customers and partners, the exciting plans we have to continue our growth strategy, build on our reputation as the leading global operator of financial markets and create value for shareholders.

“On behalf of our company, I would like to acknowledge the efforts made by the regulators in our various markets, who worked very hard to accommodate the approval process for our transaction under very tight deadlines.”

Finally, I would like to thank our colleagues at Deutsche Boerse for their shared vision of the value we would have created for our customers, shareholders, and employees, and for the significant efforts they made to see the deal through to approval.”

Following termination of the merger agreement with DB, share repurchases may be executed at the discretion of management in open market or privately negotiated transactions or otherwise, subject to applicable United States and European laws, regulations and approvals, strategic considerations, market conditions and other factors.  The $550 million buy-back is being executed under a $1.0 billion Board authorization established in March of 2008.

Media Contacts

Robert Rendine           +1.212.656.2180

Rich Adamonis           +1.212.656.2140

Caroline Nico             + 33 1 49 27 10 74

NYSE Euronext Investor Relations

Stephen Davidson        +1.212.656.2183

Email from NYSE Euronext CEO Duncan Niederauer to Employees and Related Q&A (February 1, 2012):

To my NYSE Euronext colleagues:

This morning, the European Commission issued a decision to prohibit our proposed merger with Deutsche Boerse, making it clear that we will not be successful in securing regulatory approval despite offering a variety of substantial remedies.   As a result, we are in discussions with DB about mutually terminating our merger agreement.

This is clearly a disappointing development.  We continue to believe that this combination would have been an exciting strategic opportunity for our company, our customers and our shareholders.  An overwhelming majority of shareholders at both companies recognized the compelling nature of this deal and I thank them for their support.

Although this is not the outcome we wanted, we will move on.  Thanks to the hard work done by all of you in continuing to execute on our core strategy over the past year, we are in a very strong position to compete and win in our own right.  With the full support of our Board, we will remain focused on empowering the world’s capital markets community to innovate and collaborate.  Our vision and goal remains simple - to redefine what it means to be an exchange in the 21st century - and we will continue to look for strategic and innovative ways to lead the evolution of our industry in what promises to be a transformational period.

It has been said that if you are not failing sometimes, then you are not taking enough risks.  If anyone has ever accused us of not being an innovative company that is willing to take risks, we have proven them wrong.  As I have said before, we can either fear change or embrace it.  In recent years, our company has undergone tremendous change and proven that we not only embrace it, we lead the way.

I thank each one of you for your patience over the last few months.  I know this has not been an easy period, but I appreciate the unwavering support and confidence you have placed in me.  I am extremely proud of you and what we have accomplished together, and I am confident that we will move forward stronger than ever before.

Attached, please find a copy of our press release and a Q&A document that will hopefully answer some of your questions.

Thank you for your commitment to our great company.

Duncan

EMPLOYEE QUESTIONS AND ANSWERS

1.       Why did the European Commission prohibit the merger? What happened?

▪        We continue to believe that the merger makes sense and would be a great opportunity to accelerate our strategy and create long-term value for shareholders.

▪        We believe that that decision is based on a fundamentally flawed definition of the derivatives market, which ignored the reality of the global financial marketplace and completely ignored the fact that the OTC market is part of the global competitive landscape.

▪        We made several compelling and unprecedented remedy proposals to address the concerns of the EU competition authorities regarding derivatives trading and clearing while preserving the compelling logic of the transaction for our business.  Despite this, the EU competition authorities were not satisfied and we felt strongly that any additional remedies were not in the best interest of the company.

▪        As we made clear from the start, the combination of our derivatives markets was central to the strategic rationale for this transaction.  A divestiture of one of these franchises would not have been acceptable.

2.       Is the deal still on? What needs to get done to formally terminate the Business Combination Agreement (“BCA”) and the deal?

▪        We are in discussions with DB about mutually terminating the BCA, but until (1) we and DB mutually agree to terminate the BCA or (2) we or DB unilaterally terminates the deal (which the BCA permits after March 31), the BCA is still in effect and we are still subject to the BCA’s terms and conditions.

▪        Once the BCA is terminated we will make a public announcement. There will be tasks that need to be completed including: the halting of numerous regulatory proceedings and withdrawal of governmental filings, the dissolution of Holdco, and returning or disposing of certain documentation and materials.

3.       What are the next steps?

▪        We will continue to fulfill our obligations under the terms of the BCA.

▪        If you have any questions regarding what we can and cannot do under the BCA before it is terminated, please reach out to Legal.

4.       Will we appeal the Commission’s decision to block the deal?

▪        We are still assessing that possibility and need to review the lengthy written decision which will take some time.

▪        If we were to appeal, the process would likely take at least a year but may provide an opportunity to overturn the market definition and other bad precedents underlying the decision. Even if we were successful the deal will have already terminated.

5.       Does this change our corporate strategy?

▪        No. Senior management will remain focused on empowering the world’s capital markets community to innovate and collaborate.

▪        Our vision is to redefine what it means to be an exchange and that has not changed.

  As a result of the Commission’s decision are we vulnerable?

▪         No, we do not believe the company is vulnerable.

▪         We have a great company and we are in a strong position. We believe that we have delivered great value to our shareholders and we will continue to do so in the future.

▪         As we entered 2011, NYSE Euronext was in a very good position as a result of all the work that had been done over the previous few years through the global technology harmonization, the build out of our new data centers and the investment in our new initiatives to drive future growth.

▪         The merger with DB was a merger of equals. We decided to pursue it because it was a means to accelerate our growth strategy and the inherent strengths of the combined company. If the merger is terminated, we have a very strong standalone story and we will continue to execute.

▪         In fact, we expect to report strong earnings for the year compared to 2010, our balance sheet has become stronger with the elimination of all short term debt and we are seeing an increasing contribution from our new initiatives as a result of our business diversification efforts.

7.       Are we going to merge with someone else?

▪        If the transaction is terminated, we will continue to act upon our existing vision of redefining what it means to be an exchange, and we will continue to look for strategic and innovative ways to lead the evolution of our industry.

8.       Have we fallen behind other competitors while being distracted by the deal?

▪        Not at all.  Thanks to your hard work over the past year, we are in a very good position to compete.

▪        In 2011, we continued to see evidence that our community strategy is working.

o        We launched NYPC & NYSE Liffe US and won an award for being the most innovative exchange.

o        Globally, we held the top spot for IPOs, with $31.5bn raised on NYX markets compared to $24.4bn in Shenzhen and $23bn in Hong Kong, and much less everywhere else in the world.

o        Our community strategy has clearly taken hold in our technology business with big wins like the Goldman MTF and the new TDEX+ technology platform for the Tokyo Stock Exchange.

9.       Do we have to pay the 250 million euro breakup fee reported in the press?

▪         No, neither we nor DB have to pay a breakup fee as a result of the Commission’s decision or a subsequent termination.

10.   How much are the merger related costs?

▪         Through the third quarter of 2011, we have incurred and paid $46 million related to our proposed merger with DB.  When we release our fourth quarter earnings on February 10, 2012 we will provide you with the costs for 4Q11.

▪         In the event that our merger does not go forward, there will be some residual costs that we will have to account for and we will communicate those costs internally and externally at the appropriate time.

11.   What should we communicate to our customers?

▪         The most important thing we should emphasize is that it is business as usual, and our customers can expect the same level of superior products, services and support.

▪         Other key messages to emphasize:

o        We took a risk, it seems we were unsuccessful and now we are moving on.

o        We remain the world’s leading global exchange platform, and as we have always done, we will continue to focus on product innovation, operational and capital efficiencies, and an enhanced range of technology and market information solutions.

o        We appreciate their continued support and remain as committed as ever to the success of our customers.

▪         Beyond that, it is very important that we not speculate as to what may happen or how we will operate in the future.

12.   Will the current management team stay if the deal does not happen?

▪         Our Board of Directors has expressed strong support for our current management and no changes are expected.

13.   What does this mean for the Integration team?

▪         First and foremost, thank you to the group of employees who dedicated their time, energy and resources to working on integration over the past year.

▪         Employees who were working on the integration project should await further instruction. Those employees should continue to segregate work on integration from non-integration related NYX work and follow the explicit instructions on use of integration information.  Please look for further communications and direct any questions to the Legal department.

  How will compensation be affected if the deal does not happen?

▪         2011 bonuses and RSUs will be awarded on schedule in February.

▪         Previously awarded RSUs will remain in place pursuant to their terms and will vest according to schedule.

▪         Deal termination is also not expected to impact our incentive compensation approach. The 2011 bonus pool was already set based on our 2011 results and will be paid this month.  The merger related costs are excluded from non-GAAP earnings and do not impact our going forward P&L, our future bonus pools or our employee cost base.

15.   Are there any restrictions on what I can do while the BCA is still in effect?

▪         For as long as the BCA is in effect, NYX and DB have agreed to obtain the consent of the other party before taking certain substantial actions (such as acquiring or disposing of large amounts of assets, modifying material contracts, changing our accounting methods, among others).  These restrictions have been in place since the BCA was signed last February.

▪         Although most of the restrictions in place likely do not affect your day-to-day operations, if you have questions about a specific action/transaction, the Legal department can discuss with you the restrictions under the BCA and provide guidance on compliance.

  How will this announcement impact our new initiatives in EU clearing?

▪         A key benefit of the proposed  merger was that it addressed EU clearing.  As a result of the Commission’s decision, this will be an important area of focus for our company this year.

17.   Will there be a town hall or other opportunity for us to ask other questions?

▪         Yes.  We have a global town hall scheduled next week on February 10th following the release of our earnings.

▪         The following week, we plan to hold town hall meetings in various cities in order for you to be able to discuss your questions with management as well as have business heads meet with their groups to discuss questions you may have.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding  used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.